Exhibit 1

Citrine Global Corp. (DBA SkyTech Orion Global Corp.) (OTCQB: CTGL) today issued a shareholder update letter from the Company’s Chairwoman and Chief Executive Officer, Ora Elharar-Soffer.

Palm Beach, Florida, United States – October 24, 2025

Dear Shareholders, Investors, Partners and Friends,

I am pleased to announce that we have begun a new era for SkyTech Orion Global Corp. – an era of innovation, strength, and growth, with a strategic vision to lead the next generation of unmanned systems and advanced drone solutions for defense and civilian applications across the United States, Israel, and their allies around the world.

From Crisis to Opportunity

We have just emerged from a challenging period for the company, for Israel, and for the entire world, shaped by the war that erupted after the events of October 7, 2023, which shook the State of Israel and its economy, including the operations of our subsidiaries in Israel CTGL Citrine Global Israel Ltd. (wholly owned) and SkyTech Orion Ltd. (in which we hold a 69.5% controlling interest). We carried out a comprehensive strategic review during 2024–2025, that examined all of the company’s assets, teams, and capabilities – the knowledge, the people, and the experience accumulated within the company and its subsidiaries. Within this complex reality, we made a bold strategic decision - not to stop, but to transform: to adapt the company’s vision, structure, and activities to the changes in the global defense and drone market and to the needs of the developing international economy.

Thus, our strategic transformation was born - a transition from a company in the field of health and wellness to the fastest-growing and most significant field of the coming years: unmanned systems and advanced defense-grade drone solutions, a market which is currently (2025) valued at approximately $42 billion and is expected to reach over $186 billion by 2034.

A Technological Revolution: The SkyTech Replicator™ Drone Platform

We have developed the SkyTech Replicator™, a modular, multi-mission drone platform that represents a true technological revolution in the unmanned systems field. Built around a single Core Unit, the Replicator introduces groundbreaking modular architecture that enables rapid mission reconfiguration through our proprietary “Click & Fly™” mechanism. This capability allows soldiers and operators to swap SkyTech Replicator Smart Arms, batteries, and payloads within seconds and without tools, thus adapting the same platform for a wide range of missions, including day and night reconnaissance, loitering/attack drone operations, logistics, and other tactical missions in real time.

We engineered the SkyTech Replicator™ system with a deep operational understanding of battlefield needs, combining flexibility, reliability, and readiness for industrial-scale production. All components are sourced in full compliance with NDAA and Western defense standards, ensuring secure and non-restricted deployment for allied markets. During 2025, we filed multiple patent applications in the United States and Israel covering our Multi-Domain Robotics Framework and modular systems for air, land, and sea operations establishing the technological foundation for the next generation of modular, defense-grade drone platforms.

Replication Manufacturing Method – Innovative Manufacturing and Industrial Scalability

Following the growing global demand for the production of millions of small drones, the company has developed a truly unique manufacturing method: the Replication Manufacturing Method, an industrial approach that enables rapid replication of production lines and integration centers anywhere in the world, while maintaining uniform quality, standardization, and control. The method is based on advanced manufacturing technologies and 3D printing, in collaboration with Stratasys, a global leader in Additive Manufacturing solutions, whose materials are approved for defense and industrial use. This collaboration allows us to establish a scalable manufacturing infrastructure that is expandable, replicable, and operational in any country and at any stage, in accordance with security and regulatory requirements.

SkyTech Center Israel - National and Industrial Flagship for Unmanned Systems , Drones and Defense Solutions

At the heart of the company’s manufacturing and innovation activities is its Israeli subsidiary, SkyTech Orion Ltd., which was recognized in 2025 by the Government of Israel, through the Ministry of Economy and Industry, and received a multi-million-dollar grant for the establishment of the SkyTech Center Israel –as an national flagship Center for Innovation and Production of Unmanned Systems, Drone and Defense Solutions, located on land owned by the company’s Israeli subsidiary, covering 11,687 square meters (approximately 125,000 sq. ft.) in the city of Yeruham, positioned as Israel’s Drone City.

The center is planned to include:

●	Modular production and assembly lines based on 3D printing and advanced manufacturing technologies

●	Research, development, and quality control (QA) laboratories

●	Flight, testing, and operational simulation facilities

●	An innovation and startup center in the fields of drones, robotics, and defense avionics

●	A training center in collaboration with the defense establishment, academic institutions, and leading defense industries

The establishment of the center is part of the effort to strengthen local manufacturing capacity and technological independence in the field of defense drones, in line with the growing global demand for the production of millions of drones for the defense sector, based on approved Western and certified components. As a first phase, the company is establishing assembly centers in Israel and the United States for the production of thousands of units in the first quarter of 2026.

Company’s Dual-Nation Presence and Competitive Advantage

SkyTech Orion operates through a dual-nation structure, combining a U.S. parent company with Israeli subsidiaries: CTGL Citrine Global Israel Ltd. and SkyTech Orion Ltd. By integrating American innovation, industrial capacity, and defense-grade production standards with Israeli technological excellence, agility, and field-proven innovation, we’ve created the best of both worlds.

SkyTech Orion’s dual-nation presence enables the delivery of scalable, modular unmanned systems for Israel, the United States, NATO, and allied markets worldwide.

●	This U.S.–Israel framework creates full synergy across innovation, development, manufacturing, standardization, regulation, and commercialization, forming a unified transatlantic defense-technology platform.

●	Strategic advantages include:

●	Access to leading U.S. and Israeli innovation ecosystems in the unmanned systems and drone industry

●	Access to U.S. defense procurement channels (DoD, FMS, G2G)

●	Eligibility for government innovation and funding programs in both Israel and the United States

●	Integration into development, testing, and training programs of defense entities

●	A secure, traceable supply chain built on Western-standard and NDAA-compliant components

As a first phase, the company is establishing assembly centers in Israel and the United States for the production of thousands of units in the first quarter of 2026.

Leadership, Commitment, Growth, and Global Vision

Our progress has been made possible thanks to a dedicated and loyal team that shares the company’s vision and continues to contribute extraordinary commitment, time, and effort toward its success.

Throughout this period, I, as the company’s CEO, have been personally financing, leading, and supporting the company’s operations. Drawing on my extensive experience in the high-tech, defense, and technology development sectors in Israel and worldwide, I have guided the company through this transformative stage with a clear focus on innovation, efficiency, and long-term value creation, building its strategy, technology, and infrastructure with careful, responsible management and a highly controlled budget.

As a significant reinforcement to the Board of Directors and management team, Mr. Lior Asher has joined as Director and Strategic Investor. Lior is a senior executive with over two decades of experience in industry, technology, and investments, bringing proven expertise in establishing and managing complex engineering projects, developing advanced manufacturing infrastructures, and leading strategic investments and industrial collaborations.

Together with our teams in Israel and the United States, we have strengthened the company’s management, consulting, and development capabilities, and expanded our network of strategic partnerships laying a solid foundation for sustained growth and global expansion. SkyTech Orion is currently leading a strategic capital raise aimed at accelerating international expansion, realizing the tremendous revenue potential of our breakthrough technology, enhancing production capabilities, and preparing for an uplist to the NASDAQ stock exchange, a significant step in strengthening our position as a public, innovative, dynamic, and global company.

This is only the beginning of a new era for SkyTech Orion built on vision, courage, and innovation, leading the next generation of advanced unmanned systems, drone, and defense solutions, and a global infrastructure for independence, and collaboration across industries worldwide.

Thank you for being part of this journey.

Sincerely,

Ora Elharar Soffer

Chairwoman & Chief Executive Officer

Citrine Global Corp. (DBA SkyTech Orion Global Corp.) (OTCQB: CTGL)

www.skytech-global.com | info@skytech-global.com

Safe Harbor Statement

This letter to shareholders contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, SkyTech Global is using forward-looking statements when it discusses that SkyTech Center Israel will create an eco- system that will attract partners, market leaders, companies, and technologies, and will turn SkyTech Center Israel into a global center in the mentioned fields. These forward-looking statements and their implications are based on the current expectations of the management of SkyTech Global and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include but are not limited to trends in target markets; effects of competition in the Company’s main markets; ability to establish and maintain strategic relationships in its major businesses, market acceptance of SkyTech Products, our ability to raise sufficient capital resources to realize our business plan, our ability to successfully uplist to the Nasdaq Stock market, profitability of the growth strategy; and changes in global, political, economic, business, competitive, market and regulatory forces. Our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements as a result of a number of factors, including the risks discussed under the heading “Risk Factors” discussed under the caption “Item 1A. Risk Factors” in Part I of our most recent Annual Report on Form 10-K and in our other filings with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise that occur after that date, except as required by law.